UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

(Amendment No. __)1

iRobot Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

462726100

(CUSIP Number)

  December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grinnell More
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATE OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,411,332
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 383,594
	8	SHARED DISPOSITIVE POWER 1,027,738
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,411,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) IN

Page 3 of 5 Pages

Item 1(a).	Name of Issuer: iRobot Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices: 63 South Avenue, Burlington, Massachusetts 01803

Item 2(a).	Name of Person(s) Filing: Grinnell More

Item 2(b).	Address of Principal Business Office or, if None, Residence: c/o Truehand, Inc.109 Anawan Avenue Boston, Massachusetts 02132-2012

Item 2(c).	Citizenship or Place of Organization: UNITED STATE OF AMERICA

Item 2(d).	Title of Class of Securities: Common Stock, Par Value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 462726100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	a.	☐ Broker or dealer registered under Section 15 of the Act.
	b.	☐ Bank as defined in Section 3(a)(6) of the Act.
	c.	☐ Insurance company as defined in Section 3(a)(19) of the Act.
	d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
	e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	j.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount beneficially owned: 1,411,332
(b) Percent of class: 6.0%

The foregoing percentage is calculated based on the 23,405,932 shares of Common Stock of iRobot Corporation outstanding as of 31 December 2005 as reported in the issuer’s 10-K Annual Report filed with the S.E.C. on 16 March 2006.

(c) Number of shares as to which the person has:
(1) Sole Power to vote or direct the vote: 1,411,332 *
(2) Shared Power to vote or direct the vote:
(3) Sole Power to dispose or direct the disposition of: 383,594
(4) Shared Power to dispose or direct the disposition of: 1,027,738 *
* Includes 1,027,738 shares held by Real World Interface, Inc. Trust. Mr. More is a trustee of the Real World Interface, Inc. Trust and may be deemed to share voting and investment power with respect to such shares. Mr. More disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.
Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME CORPORATION

Date: April 14, 2006	By:	/s/ Grinnell More

Grinnell More